Filed by Anadarko Petroleum Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation

Commission File No.: 001-08968

Anadarko Petroleum Corporation (“Anadarko” or “APC”) posted the following communication (the “Employee FAQ Document”) relating to its pending merger transaction with Occidental Petroleum Corporation (“Occidental”) to Anadarko’s intranet site available to its employees on May 14, 2019.

Occidental Acquisition

Frequently Asked Questions

Following Occidental’s recently announced agreement to acquire Anadarko, we recognize that you may be wondering what the next steps are and what this transaction means for each of you. Although we do not have the information to fully address all of your questions at this time, we are committed to communicating with transparency around what we do know. In order to ensure you are receiving the most up-to-date and accurate answers, each response below has been reviewed by both Anadarko and Occidental leadership.

We have developed these Frequently Asked Questions (FAQs) to provide you with relevant information as it becomes available. Additional FAQs will be added to this document as updates arise, and the latest information will also be available on our homepage and the Occidental Acquisition pages of Insider.

If you have questions that are not answered below, please submit them to APC Communications, and we will do our best to address them in a timely fashion.

As a reminder, our Employee Assistance Program (EAP) is available for confidential counseling at no cost to you. Thank you for your patience during this process.

Acquisition Process

1.	When will APC and Occidental shareholder votes occur?

Anadarko will hold a special meeting for its vote of stockholders that will be determined at a future date, and this transaction does not require a vote from Occidental’s shareholders. Once the meeting date has been determined, it will be made public in a similar fashion to how we communicate details about our annual meeting. (updated May 14)

2.	Will the APC Shareholder meeting still proceed on May 14?

In light of the pending transaction, Anadarko has indefinitely postponed its 2019 annual meeting of stockholders, which had previously been scheduled for May 14, 2019. (updated May 14)

3.	What regulatory or other approvals are required? When?

The completion of the transaction is subject to satisfaction or waiver of certain customary mutual closing conditions, including:

•	The receipt of the required approval from Anadarko stockholders

•	The expiration or termination of the waiting period under the Hart-Scott-Rodino Act, as amended, applicable to the transaction

•	The absence of any order or law prohibiting consummation of the transaction

•

The effectiveness of the Registration Statement on Form S-4 to be filed by Occidental pursuant to which the shares of Occidental common stock to be issued in connection with the transaction will be registered with the Securities and Exchange Commission

•	The authorization for listing on the New York Stock Exchange of the shares of Occidental common stock to be issued in connection with the transaction. (updated May 14)

4.	Will a second town hall be scheduled prior to or at close once all of our questions are able to be answered, or will we just need to rely on communication via the website?

We will continue to evaluate the most effective way to communicate critical information using a combination of email, Insider, APC Go, group meetings and/or town halls. (updated May 14)

5.	Do you foresee any reason why this transaction would not close?

Closing is subject to customary regulatory approvals and the approval of Anadarko shareholders, as outlined in our Merger Agreement. We are pleased to have reached this agreement with Occidental, and look forward to working together to ensure a smooth transition. (updated May 14)

6.	Is it possible another company could make a higher offer?

Although we cannot speculate on the likelihood of alternative scenarios, there is a procedure included in the Merger Agreement if any other company wants to make an alternative proposal to acquire the company. (updated May 14)

7.	Are we guaranteed $76 per share at the time of closing, or will the final amount be based on the ratio determined on a specific date?

The value received could be higher or lower at closing. When the transaction closes, each shareholder will receive $59 in cash and 0.2934 of a share of Occidental stock for each share of Anadarko stock held. The value of the Occidental share component on the closing date will be a function of the Occidental share price on such date. (updated May 14)

Other Acquisition Questions

1.	What is the guidance for attending and presenting our research and developments at industry conferences and publishing papers during this transition period?

At this time, please continue to conduct business as usual. If you receive questions from the audience or others regarding the transaction, please refer the person to Occidental. (updated May 14)

2.	Should I update my Profile on Talent Navigator?

You may want to update your Talent Navigator Profile in order to best represent your experience and skills. We also encourage you to talk with your colleagues, your manager and/or HR over the coming months to keep informed as we progress through this process. (updated May 14)

3.	Will we be considered for other positions that may be open at Occidental that aren’t necessarily directly related to our current job function?

Efforts to assess talent needs and synergies within the combined company will be undertaken by the integration team comprised of Occidental and Anadarko representatives, with a focus on establishing an integrated organization that is ready to safely and effectively manage the assets and opportunities of the combined company in each asset area. (updated May 14)

4.	What is our plan for new graduate hires and interns?

Anadarko will honor all offers that have already been accepted, including college new hires and this summer’s interns. HR is working on a consistent communication that will be sent to grads and interns in the coming week. If a graduate or intern reaches out to you, you can share the same information that employees have heard and advise them that they will also be contacted shortly by University Relations. (updated May 14)

5.	What should we tell external candidates?

Anadarko will honor all offers that have already been accepted. We continue to need to operate our business and need talented people to do so. Candidates can be informed of information that is already public. (updated May 14)

6.	Will there be any assistance provided to get a resume put together or updated?

We will offer classes on resume writing, interviewing skills, networking and other career-transition topics in the coming weeks. Information about the classes and how to sign up will be on Insider and APC Go. You can also contact your HR Business Partner at any time to talk through your employee profile on Talent Navigator and/or your resume. (updated May 14)

7.	Can employees buy or sell Anadarko common stock while the transaction is pending?

There are no special restrictions on trading Anadarko securities related to the transaction. As always, under Anadarko’s Insider Trading Policy, if you have material nonpublic information concerning Anadarko, including information related to quarterly results, neither you nor members of your family may buy or sell securities of Anadarko, including transfers in or out of the APC Stock Fund in the Employee Savings Plan. You may trade following a company announcement if you were not aware of the information before the announcement (and if you do not have other material nonpublic information about the company). If you were aware of the information before the announcement, you may generally begin trading after two full trading days have passed. Prior to trading Anadarko securities you must first check with your supervisor to ensure that you are not in possession of any material, nonpublic information. If any doubts exist as to whether information is material or has been released to the public, you should contact Anne Bruner in the Legal Department. In addition, members of Anadarko’s management must first consult the General Counsel or Deputy General Counsel and Corporate Secretary before buying or selling Anadarko securities. (updated May 14)

8.	What do we tell individuals to whom we have already offered jobs?

Anadarko will honor all offers that have already been accepted, including college new hires and this summer’s interns. Individuals soon to be joining Anadarko can be provided the same information as employees about the acquisition and transition plans. (updated May 14)

9.	Do we continue to work on the projects we had slated for 2019?

Projects will be evaluated on an individual basis. Until closing, it’s business as usual and we should continue to focus on our own objectives and operate as a separate company. (updated May 14)

Transition and Integration

1.	When should APC leaders expect to be contacted by their Occidental counterparts to coordinate the transition and discuss personnel?

The integration team will be led by Glenn Vangolen, Occidental’s Senior Vice President of Business Support, and Mike Pearl, our Senior Vice President of Investor Relations. The integration team will include representatives from Occidental and Anadarko. The team is committed to working toward the best outcome for both companies, but this will take a significant amount of time. We are committed to providing you with more information as it becomes available and communicating with transparency throughout this process. (updated May 14)

2.	How should we expect to transition APC information and functions to Occidental?

These details will be determined as part of the integration planning process. (updated May 14)

3.	Will the EC be doing field tours to all areas to talk in person?

We are making every effort to keep the flow of communication moving. This will include a range of mediums from in-person visits to emails, APC Go posts, and updates on Insider. (updated May 14)

4.

Understanding that we will continue to operate as two independent entities until closing, what guidance do we have as to coordinating upcoming projects/roadmaps with Occidental so as to not duplicate efforts?

It is essential that we operate as a separate company until closing. Projects underway should continue as usual, although they may later be postponed or modified based on decisions that emerge from the integration planning team. Interactions with Occidental should be the same as they would for normal course of business. If you have coordinated projects with Occidental already, you should continue as you would normally. (updated May 14)

5.	Which areas of our company do you believe will have the most position/job redundancy when combined with Occidental?

The integration team, which will include representatives from Occidental and Anadarko, is committed to working toward the best outcome for both companies, and assessing talent needs for the combined company. The team will be focused on establishing an integrated organization that is ready to safely and effectively manage the combined company. It is too early to speculate on how specific areas will be affected. (updated May 14)

Assets

1.	Are there any Anadarko projects that might be delayed due to the transaction?

Anadarko’s 2019 capital program has not changed. As we will operate as a separate business through closing, we will continue to fund our capital projects consistent with the current 2019 program. (updated May 14)

2.	There are pending and upcoming investment decisions in International Exploration. Will Occidental or Total now be part of the decision making process?

No. Until closing, Anadarko must operate as a separate company from Occidental. This means we should continue to execute upon our 2019 capital program and advance projects as we would in the normal course of business. (updated May 14)

3.	Is Occidental fully staffed for what they already have in the Permian?

The integration team, which will include representatives from Occidental and Anadarko, is committed to working toward the best outcome for both companies, and assessing talent needs for the combined company. The team is focused on establishing an integrated organization that is ready to safely and effectively manage the assets and opportunities of the combined company in each asset area. (updated May 14)

4.	Can you provide guidance on capital spending and Delaware Basin development between now and when the deal is finalized?

Anadarko’s 2019 capital program remains unchanged. Until closing, we must act as a separate company and continue to safely execute upon the previously communicated capital program and objectives in the Delaware Basin and elsewhere. (updated May 14)

5.	What’s the plan with the Gulf of Mexico?

The plan in the Gulf of Mexico has not changed and will be pursued consistent with the 2019 capital program. In its first-quarter 2019 earnings call, Occidental executives stated that their post-closing strategy would be to maintain flat production, with no plans to consolidate or extend the growth. We would anticipate additional information regarding specific assets to come from Occidental as the acquisition progresses. (updated May 14)

6.	Will we continue with the Midland reorganization?

Yes, the Midland reorganization and business process changes based on the work done by Midland staff (ADAD and ADPEP teams) will continue through implementation as both efforts will position Anadarko and the combined company well to take advantage of the opportunities we have in the Delaware Basin. (updated May 14)

7.	Will the relocation of people from Midland to Houston continue as planned?

Yes. Employees who chose to relocate to Houston as part of the Midland reorganization will be able to continue to do so. If the employee wishes to reconsider his/her decision, they should raise this with their manager and HR as soon as possible. (updated May 14)

8.	Is there anything that can be told to us about how Occidental’s organization is structured?

Until closing, Anadarko will continue to operate as a separate company. In that regard, the best approach for you to better understand Occidental, which is a good idea for all of us, is to view the information publicly available on their website. (updated May 14)

9.	What will happen to our African assets following Occidental’s announcement to divest these properties?

As announced by Occidental on May 5, it has entered into a binding agreement to sell Anadarko’s assets in Algeria, Ghana, Mozambique and South Africa to Total S.A. for $8.8 billion. The sale is contingent upon Occidental completing its acquisition of Anadarko. (updated May 14)

Offices and Locations

1.	Will the new Midland office open on schedule in September or will the decision on our Midland presence be determined after closing?

We’re continuing construction on the new campus in Midland. It is too early to know how Occidental will approach the Midland location. (updated May 14)

2.	Will the Cote D’Ivoire office still close?

The closing of the Côte D’Ivoire office will continue as planned. (updated May 14)

3.	What are the plans for various offices across Anadarko, including the Broussard Warehouse, London office and renovations on the Denver office?

It’s too early to know most of this information; however, we anticipate moving forward with the previously planned renovations of the Denver office. (updated May 14)

4.	What are the plans for The Woodlands campus?

It’s too early to know most of this information. Details will be shared as they become available. (updated May 14)

Employment Questions

1.	Will there be job impacts as a result of this transaction? Does Occidental intend to open or close offices as a result?

It’s too early to know this information, but we expect there to be changes. Until the transaction closes, Occidental and Anadarko will continue to operate as separate companies. (updated May 14)

2.	Does Occidental intend to divest any assets as a result of this transaction?

Occidental has announced its agreement with Total to divest Anadarko’s assets in Africa, including Mozambique LNG, Algeria, Ghana and South Africa, contingent upon closing the merger acquisition with Anadarko. We don’t have additional updates at this time, but we are committed to communicating with transparency. Occidental has stated its intention to divest $10-15 billion in assets, including the transaction with Total. (updated May 14)

3.	What happens if I am in the process of relocating?

Employees who are in the process of relocating should plan to complete their relocations. In cases where an employee whose relocation has been approved but not yet begun prefers to defer or reconsider the move, they should discuss with their manager and HR as soon as possible. (updated May 14)

4.	If we don’t want to work for Occidental but are offered positions, will we lose the opportunity for severance?

Severance eligibility will depend on individual circumstances and the terms of the applicable plan. More details on severance plans will be available over time. (updated May 14)

5.	Will I be eligible for severance?

Severance eligibility will depend on individual circumstances and the terms of the applicable plan. More details on severance plans will be available over time. (updated May 14)

6.	Are Occidental and Anadarko pay scales similar?

Similar to Anadarko, Occidental offers a very competitive suite of compensation and benefits programs. You may read about these on Occidental’s website. (updated May 14)

7. I have not experienced a change like this in my work life – what do you recommend that I do?

Even if you have had a similar experience, it is natural that a merger/acquisition will create uncertainty and concern. The most important thing we would ask you to do however is to continue to keep safe and focused in your day-to-day work. Until the transaction has closed, we are separate companies and need to continue to operate Anadarko’s business safely and effectively. You may want to update your Talent Navigator Profile in order to best represent your experience and skills. We also encourage you to talk with your colleagues, your manager and/or HR over the coming months to keep informed as we progress. As a reminder, our Employee Assistance Program (EAP) is available for confidential counseling at no cost to you. Thank you for your patience during this process. (updated May 14)

Combined Company Questions

1.	What will be the name of the new company?

We will continue to operate as Anadarko and as a separate company until closing, which is expected in the second half of 2019. Upon closing, Occidental will determine whether and how to use the Anadarko name as part of the combined company’s business. (updated May 14)

2.	When is the deal expected to close?

As publicly reported, the transaction is expected to close in the second half of 2019. (updated May 14)

3.	What can I tell vendors, third parties, or partners with which I regularly do business?

Until the transaction closes, it’s business as usual, and we need to continue operating as a separate business, just the same as we normally would. Any questions about the post-closing combined company from third parties should be directed to Occidental. (updated May 14)

The following press release was hyperlinked within the Employee FAQ Document.

Occidental Agrees to Contingent Sale of Anadarko

African Assets to Total for $8.8 Billion

HOUSTON – May 05, 2019 – Occidental Petroleum Corporation (“Occidental” or “the Company”) (NYSE: OXY) announced today that, in connection with Occidental’s proposal to acquire Anadarko Petroleum Corporation (“Anadarko”) (NYSE: APC), it has entered into a binding agreement to sell Anadarko’s Algeria, Ghana, Mozambique and South Africa assets to Total S.A. (“Total”) (NYSE: TOT) for $8.8 billion. The sale is contingent upon Occidental entering into and completing its proposal to acquire Anadarko, and would be expected to close simultaneously or as soon as reasonably practicable afterwards.

The assets to be sold to Total represent approximately 6% of the expected net production and approximately 7% of the cash flow after capital expenditures of Occidental in 2020 pro forma for the acquisition of Anadarko.

The proceeds of the sale of these high quality non-strategic assets covers a portion of the cash consideration to fund the proposed acquisition of Anadarko. The sale fast-tracks the divestiture plan previously described by Occidental, delivering on the majority of the $10 to $15 billion of planned asset sales. It also reduces the overall integration demands of the acquisition. After giving effect to the asset sale, Occidental continues to expect to deliver $2.0 billion of annual cost synergies and $1.5 billion of annual capital reductions from the proposed acquisition of Anadarko.

“We are pleased to have secured this agreement with Total. The $8.8 billion value to be received for Africa represents an attractive value based on our extensive evaluation over the last 18 months. Given our long history of working together productively, I am confident we can execute this sale quickly and efficiently,” said Occidental President and CEO Vicki Hollub. “Total has extensive experience working in Africa and is well positioned to maximize value from these assets.”

“These are world class assets with great upside, and we welcome the opportunity to leverage our expertise in LNG and deepwater developments as well as our long history of operating in Africa,” said Patrick Pouyanné, Chairman and CEO of Total. “We have worked successfully with Occidental for many years and we are committed to execute smoothly this transaction.”

About Occidental

Occidental is an international oil and gas exploration and production company with operations in the United States, Middle East and Latin America. Headquartered in Houston, Occidental is one of the largest U.S. oil and gas companies, based on equity market capitalization. Occidental’s midstream and marketing segment purchases, markets, gathers, processes, transports and stores hydrocarbons and other commodities. The company’s wholly owned subsidiary OxyChem manufactures and markets basic chemicals and vinyls. Occidental posts or provides links to important information on its website at oxy.com.

Contacts

Media:

Melissa E. Schoeb

713-366-5615

melissa_schoeb@oxy.com

or

Investors:

Jeff Alvarez

713-215-7864

jeff_alvarez@oxy.com

Dan Burch

MacKenzie Partners, Inc.

212-929-5748 or 516-429-2722

dburch@mackenziepartners.com

The following document that is publicly available on Occidental’s website was hyperlinked within the Employee FAQ Document.

Overview

Oxy takes pride in being a responsible employer, dedicated to treating every employee with respect and dignity and providing a safe, healthy, and high-quality work environment. Every aspect of our business is guided by Oxy’s ethical, environmental, and human rights commitments as well as our strong commitment to safety.

The primary factor in our success is Oxy’s multicultural, global workforce. We recognize that a motivated, well-trained, and diverse workforce is a strong competitive advantage, and we expect our employees to communicate and work effectively with people from many different countries and cultures.

As a socially responsible company, Oxy is committed to respecting cultural norms and values wherever we operate. Our work practices in every location are designed to consider and respect local employees’ cultures and traditions. In addition, we provide human rights training as appropriate to employees at our overseas operations.

Compensation and Benefits

At Oxy, our compensation and benefits programs are designed to attract and retain the industry’s top talent and to reward superior performance. Our programs also support our commitment to maintain a safe and healthy workplace.

Here are some of the benefits we offer eligible employees:

•	Medical and dental coverage

•	Personal savings plans

•	Personal retirement plans

•	OxyWellness program for your — and your family’s — overall health and well-being

•	Health and Flexible Savings Accounts to help you pay for eligible expenses before taxes

•	Employee Assistance Program

•	Disability and life/accident insurance plans

•	Educational fee reimbursement

•	Paid time-off programs

•	Employee training and development programs

Click here for more information on our Employee Benefits Program (PDF).

Diversity and Inclusion

Oxy is an Equal Opportunity Employer. We provide equal opportunity in every aspect of employment without regard to race, religion, color, national origin, ancestry, physical disability, mental disability, legally protected medical condition, marital status, sex, gender identity, age over 40, veteran status, sexual orientation, or any other basis protected by federal, state, or local law. Oxy’s Equal Opportunity statement is reissued annually to reaffirm our commitment.

Our recruiting, training, and career development programs are designed to help every employee realize his or her full potential. As an international company, we value the ability to communicate and work effectively with people from a wide variety of backgrounds and cultures.

With the company’s growth in several world regions, Oxy has attracted a diverse work force of exceptional talent, including employees from many nations. This diversity enriches our employees’ experience on the job and contributes to an effective business model that encourages local communities to thrive.

Employee Rights

Oxy has a long-standing policy of respecting employees’ voluntary freedom of association with respect to causes, organizations, and political parties they may wish to support or join. We encourage employees to participate in the political process on their own time. Employees have a right to make political contributions in their own name and from their own assets. Employees are not required by the company to make any political contributions.

Oxy strives to maintain constructive and respectful relationships with all of its business and community partners. Work practices at all Oxy locations are consistent with responsible industry practices and local customs.

Safe and Healthy Workplace

At Oxy, we have an unwavering commitment to provide a safe and healthy work environment for all employees and contractors.

We maintain stringent Health, Environment and Safety (HES) policies at every work site. All Oxy employees and contractors are required to follow these policies and take the necessary precautions to protect themselves and their co-workers. We also expect and require employees to immediately report accidents as well as unsafe practices and conditions.

Oxy consistently ranks among the safest companies in the United States. Since 1996, the employee Injury and Illness Incidence Rate (IIR) – the number of recordable injuries and illnesses per 100 workers per year – has been less than 1.0. Oxy’s 2012 employee IIR of 0.33 – the best in company history – is far less than the all-U.S. industry average of 3.5 reported by the U.S. Bureau of Labor Statistics.

More employee safety information is available in Oxy’s Social Responsibility Report.

Work/Life Balance

At Oxy, maintaining a healthy balance between work and everyday life is a vital factor in encouraging top performance and retaining talented employees. Many work sites offer 9/80 (80 hours in nine days) or flexible schedules and other programs to address Oxy’s diverse workforce needs.

Good health is both a personal and company priority. We offer excellent resources that help employees maintain healthy lifestyles and support their mental and emotional well-being.

The OxyHealth Program is a free health-improvement and wellness program available to all Oxy employees and their families.

The Resources for Living and Employee Assistance Programs offer free services to support employees, retirees, and their parents and dependents. Services include assessment, counseling, treatment, referrals, and crisis intervention.

The following is a screenshot of an intranet website Anadarko is maintaining regarding the Occidental transaction available to Anadarko’s employees.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Occidental expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Occidental that also constitutes a preliminary proxy statement of Anadarko. After the registration statement is declared effective Anadarko will mail a definitive proxy statement/prospectus to stockholders of Anadarko. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Occidental or Anadarko may file with the SEC and send to Anadarko’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF OCCIDENTAL AND ANADARKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Occidental or Anadarko through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Occidental will be available free of charge on Occidental’s website at http://www.oxy.com/investors and copies of the documents filed with the SEC by Anadarko will be available free of charge on Anadarko’s website at http://investors.anadarko.com.

Occidental and Anadarko and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Occidental is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 21, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 28, 2019. Information about the directors and executive officers of Anadarko is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 29, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Anadarko believes that its expectations are based on reasonable assumptions. No assurance, however, can be given that such expectations will prove to have been correct. A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this news release, including regarding the proposed transaction. These include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Anadarko may not adopt the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Anadarko’s common stock or Occidental’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Anadarko or Occidental to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Anadarko’s control. Additional factors that could cause results to differ materially from those described above can be found in Anadarko’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Anadarko’s website at http://investors.anadarko.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in Occidental’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Occidental’s website at http://www.oxy.com/investors and on the SEC’s website at http://www.sec.gov.